SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

_______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2008

Commission File Number: 001-05146-01

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in charter)

Royal Philips Electronics
(Translation of registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

KONINKLIJKE PHILIPS ELECTRONICS N.V.

        Koninklijke Philips Electronics N.V. (the “Company”) recently amended its Nonqualified Stock Purchase Plan (the “Amended Plan”), which was originally filed as Exhibit 4.1 to their Registration Statement on Form S-8 (File No. 333-39204), filed with the Securities and Exchange Commission on June 13, 2000.

        The Amended Plan is a voluntary stock purchase plan which was originally established for eligible U.S.-based employees of certain subsidiaries of the Company and which has now been extended to certain executives of certain subsidiaries of the Company as well as Canadian-based employees of certain subsidiaries of the Company. The Amended Plan makes available to eligible employees the right to purchase shares of the Company’s common stock at a discount. The common stock of the Company is quoted on several stock exchanges including the Amsterdam Stock Exchange and the New York Stock Exchange (“NYSE”).

        The foregoing description of the Amended Plan does not purport to be complete and is qualified in its entirety by reference to such plan, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference, and which is also hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-140784), filed with the Securities and Exchange Commission on February 20, 2007.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Royal Philips Electronics Nonqualified Stock Purchase Plan

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ E.P.Coutinho
E.P. Coutinho General Secretary

March 17, 2008